Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP Suspends FY27 Guidance Due to Changes to U.S. Tariff Environment

Valcourt, Quebec, April 14, 2026 – BRP Inc. (TSX/NASDAQ: DOO) today announced it is suspending its full-year FY27 guidance following the recent amendment of Section 232 tariffs on Steel, Aluminum and Copper imports into the U.S., which came into effect on April 6, 2026. For BRP, the amendment mainly leads to a 25% tariff on the total value of imported snowmobiles and the majority of ORV models, replacing the previous 50% tariff on applicable metal content only. The Company currently estimates the potential incremental tariff cost related to this amendment to be in excess of $500 million for the remainder of the year, before any mitigation measures that could partially offset these impacts.

“Like many manufacturers, we are operating in a highly volatile and unpredictable tariff environment that continues to create uncertainty across the market,” said Denis Le Vot, President and CEO of BRP. “Despite the material burden of these tariff changes, we expect that, with our solid balance sheet, the agility of our teams and the strong start of the year, we will be able to manage our business through this challenge and continue to push BRP forward.”

Caution Concerning Forward-Looking Statements

Certain statements included in this press release, including, but not limited to, statements relating to the Company’s guidance, expectations, future operating or financial performance, plans, objectives, priorities, strategies, anticipated market conditions, and the decision to suspend financial guidance, constitute “forward-looking statements” within the meaning of applicable securities laws.

The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indicates”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely”, “potential”, “aims”, “targets”, “strives”, “goal” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements. Forward-looking statements are based on assumptions and are subject to inherent risks and uncertainties, both general and specific, made by the Company in light of its experience, current and past practices and perception of historical trends, as well as expectations and assumptions regarding future developments, which may cause actual results to differ materially from those expressed or implied by such statements.

Forward-looking statements cannot be relied upon due to, among other things, changing external events, macroeconomic and industry conditions, and general uncertainties inherent to the Company’s business and strategic planning, which are amplified in the current environment.

Forward-looking statements are subject to numerous factors, many of which are beyond BRP’s control, including those described under the heading “Risk Factors” in the Company’s most recent Management’s Discussion and Analysis and other BRP’s filings made with the securities regulatory authorities in each of the provinces and territories of Canada and the United States, available on SEDAR+ at sedarplus.com or EDGAR at sec.gov, respectively. The forward-looking statements contained in this press release are made as of the date of the press release (or as of the dates otherwise specifically stated), and are subject to change after such date. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements to reflect future events, changes in circumstances, or changes in assumptions or beliefs, unless required by applicable securities regulations.

About BRP

BRP Inc. is a global leader in the world of powersports products and powertrains, built on over 80 years of ingenuity, innovation, and intensive consumer focus. Through its portfolio of industry-leading and distinctive brands featuring Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on- and off-road vehicles, Quintrex boats as well as Rotax engines for karts, recreational aircraft and jet boats, BRP unlocks exhilarating adventures and provides access to experiences across different playgrounds. The Company completes its product lines with a dedicated parts, accessories and apparel portfolio to fully optimize the riding experience. Headquartered in Quebec, Canada, BRP had annual sales of CA$8.4 billion from over 110 countries and employed close to 17,000 driven, resourceful people as of January 31, 2026.

www.brp.com

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Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Quintrex and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

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For media enquiries:	For investor relations:

Emilie Proulx	Philippe Deschênes
Media Relations	Investor Relations
media@brp.com	philippe.deschenes@brp.com

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